FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated June 9, 2011 regarding revisions of full-year business forecasts for fiscal 2011

2.	Press release and presentation material dated June 9, 2011 regarding progress of “2012 Mid-term Management Plan”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date	June 10, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Revisions of Full-Year Business Forecasts for Fiscal 2011

Tokyo, June 9, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the following forecasts, which were undecided on May 11, 2011.

1. Revisions of Consolidated Interim Business Forecasts for Fiscal 2011

(From April 1, 2011 to September 30, 2011)

	(Millions of yen)
	Revenues	Operating income	Income before income taxes	Net income	Net income attributable to Hitachi, Ltd
Previous forecast (A)	—	—	—	—	—
Revised forecast (B)	4,400,000	80,000	55,000	20,000	0
(B)-(A)	—	—	—	—	—
% change	—	—	—	—	—
First half of fiscal 2010 ended September 30,2010	4,502,451	218,048	263,808	204,437	158,049

2. Revisions of Consolidated Business Forecasts for Fiscal 2011

(From April 1, 2011 to March 31, 2012)

	(Millions of yen)
	Revenues	Operating income	Income before income taxes	Net income	Net income attributable to Hitachi, Ltd
Previous forecast (A)	—	—	—	—	—
Revised forecast (B)	9,500,000	400,000	410,000	280,000	200,000
(B)-(A)	—	—	—	—	—
% change	—	—	—	—	—
Fiscal 2010 ended March 31,2011	9,315,807	444,508	432,201	303,126	238,869

Reasons for Revisions

Hitachi decided not to issue consolidated forecasts for the year ending March 31, 2012 on May 11 because they were difficult to rationally estimate due to the impact of the Great East Japan Earthquake. However, Hitachi has issued the forecasts above based on recent conditions, business performance and other factors.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

June 9, 2011

Hitachi, Ltd.

Supplementary Information on the Forecast for the Year ending March 31, 2012

1. Summary

(1) Consolidated Basis

	Fiscal 2009	Fiscal 2010		Fiscal 2011 (Forecast)*[1]
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2010	(D)	(D)/(B)
Revenues*[2]	8,968.5	9,315.8	104%	4,400.0	98%	9,500.0	102%
Operating income*[2]	202.1	444.5	220%	80.0	37%	400.0	90%
Percentage of revenues	2.3	4.8	—	1.8	—	4.2	—
Income before income taxes*[2]	63.5	432.2	680%	55.0	21%	410.0	95%
Net income (loss)*[2]	(84.3)	303.1	—	20.0	10%	280.0	92%
Net income (loss) attributable to Hitachi, Ltd.*[2]	(106.9)	238.8	—	0.0	—	200.0	84%
Dividend payout ratio (%)	—	15.1	—	—	—	—	—
Average exchange rate (yen / U.S.$)	93	86	—	80	—	80	—
Net interest and dividends*[2]	(8.4)	(7.3)	—	—	—	—	—

*1	Hitachi expects to close the transaction to transfer Hitachi’s hard disk drive business to Western Digital Corporation in the quarter ending December 2011. The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Business forecasts for fiscal 2011, ending March 31, 2012 include the operating results of Hitachi GST for the nine months ending September 30, 2011.
*2	Billions of yen

	As of March 31, 2010	As of March 31, 2011
Cash & cash equivalents, Short-term investments (billions of yen)	631.1	571.4
Interest-bearing debt*[3] (billions of yen)	3,110.7	2,521.5
Interest-bearing debt*[4] (billions of yen)	2,367.1	2,111.7
D/E Ratio (Including Noncontrolling interests)*[3] (times)	1.38	1.03
D/E Ratio (Including Noncontrolling interests)*[4] (times)	1.04	0.86
Number of employees	359,746	361,745
Japan	230,948	216,393
Overseas	128,798	145,352
Number of consolidated subsidiaries (Including Variable Interest Entities)	900	913
Japan	365	351
Overseas	535	562

*3	Including liabilities (current and noncurrent) associated with the consolidation of securitization entities.
*4	Excluding liabilities (current and noncurrent) associated with the consolidation of securitization entities.

(2) Unconsolidated Basis

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Revenues*[2]	1,938.8	1,795.3	93%
Operating income*[2]	3.5	33.1	946%
Ordinary income*[2]	59.2	127.5	215%
Net income (loss)*[2]	(35.1)	64.2	—
Average exchange rate (yen / U.S.$)	93	86	—

	As of March 31, 2010	As of March 31, 2011
Cash & cash equivalents, Short-term investments (billions of yen)	98.5	34.0
Interest-bearing debt (billions of yen)	738.5	645.6
Number of employees	31,065	32,926

2. Consolidated Revenues by Business Segment*5

	(Billions of yen)
	Fiscal 2009	Fiscal 2010		Fiscal 2011 (Forecast)
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2010	(D)	(D)/(B)
Information & Telecommunication Systems	1,705.5	1,652.0	97%	770.0	99%	1,700.0	103%
Power Systems	882.1	813.2	92%	370.0	96%	810.0	100%
Social Infrastructure & Industrial Systems	1,250.2	1,156.9	93%	490.0	96%	1,170.0	101%
Electronic Systems & Equipment	998.6	1,079.3	108%	520.0	98%	1,160.0	107%
Construction Machinery	583.6	751.3	129%	370.0	111%	870.0	116%
High Functional Materials & Components	1,249.3	1,408.1	113%	670.0	96%	1,460.0	104%
Automotive Systems	671.0	773.5	115%	350.0	92%	800.0	103%
Components & Devices	720.4	772.5	107%	350.0	88%	630.0	82%
Digital Media & Consumer Products	929.2	951.5	102%	470.0	93%	950.0	100%
Financial Services	419.6	372.9	89%	180.0	96%	360.0	97%
Others	763.6	767.4	100%	450.0	120%	930.0	121%
Subtotal	10,173.5	10,499.2	103%	4,990.0	98%	10,840.0	103%
Eliminations & Corporate Items	(1,205.0)	(1,183.4)	—	(590.0)	—	(1,340.0)	—

Total	8,968.5	9,315.8	104%	4,400.0	98%	9,500.0	102%

*5	Starting from April 1, 2011, the Company has changed the business segment classification between the Automotive Systems Segment and the Components & Devices Segment. Consolidated figures by business segment have been restated to reflect the reclassification.

3. Consolidated Operating Income (Loss) by Business Segment*5

	(Billions of yen)
	Fiscal 2009	Fiscal 2010		Fiscal 2011 (Forecast)
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2010	(D)	(D)/(B)
Information & Telecommunication Systems	94.5	98.6	104%	30.0	87%	110.0	112%
Power Systems	22.0	22.0	100%	(5.0)	—	10.0	45%
Social Infrastructure & Industrial Systems	42.0	39.9	95%	0.0	—	46.0	115%
Electronic Systems & Equipment	(5.2)	37.2	—	10.0	61%	52.0	139%
Construction Machinery	17.6	49.1	279%	13.0	71%	64.0	130%
High Functional Materials & Components	44.4	84.5	190%	26.0	52%	86.0	102%
Automotive Systems	(14.5)	18.4	—	0.0	—	20.0	108%
Components & Devices	10.2	54.7	534%	10.0	28%	23.0	42%
Digital Media & Consumer Products	(7.2)	14.9	—	(2.0)	—	5.0	33%
Financial Services	8.5	14.2	167%	12.0	106%	23.0	161%
Others	19.4	28.9	149%	11.0	86%	29.0	100%
Subtotal	231.9	462.9	200%	105.0	48%	468.0	101%
Eliminations & Corporate Items	(29.8)	(18.4)	—	(25.0)	—	(68.0)	—

Total	202.1	444.5	220%	80.0	37%	400.0	90%

4. Consolidated Overseas Revenues by Business Segment*5

	(Billions of yen)
	Fiscal 2009	Fiscal 2010		Fiscal 2011 (Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	373.9	393.8	105%
Power Systems	356.0	317.1	89%
Social Infrastructure & Industrial Systems	291.6	265.7	91%
Electronic Systems & Equipment	481.8	573.4	119%
Construction Machinery	416.4	584.5	140%
High Functional Materials & Components	462.1	535.0	116%
Automotive Systems	297.4	338.5	114%
Components & Devices	500.2	571.0	114%
Digital Media & Consumer Products	449.7	440.0	98%
Financial Services	48.9	48.5	99%
Others	81.6	99.3	122%
Subtotal	3,760.2	4,167.5	111%
Eliminations & Corporate Items	(105.4)	(121.0)	—

Total	3,654.7	4,046.5	111%	4,400.0	109%

5. Overseas Production (Total Revenues of Overseas Manufacturing Subsidiaries)*6

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Overseas production (billions of yen)	2,182.4	2,487.0	114%
Percentage of revenues (%)	24	27	—
Percentage of overseas revenues (%)	60	61	—

*6	Figures in tables 5, 9, 10 and 11 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

6. Consolidated Capital Investment by Business Segment (Completion basis, including leasing assets)*5

	(Billions of yen)
	Fiscal 2009	Fiscal 2010		Fiscal 2011 (Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	24.2	29.6	122%
Power Systems	31.1	10.5	34%
Social Infrastructure & Industrial Systems	25.3	17.9	71%
Electronic Systems & Equipment	10.3	13.3	129%
Construction Machinery	32.8	36.5	111%
High Functional Materials & Components	49.7	60.7	122%
Automotive Systems	17.6	20.0	113%
Components & Devices	36.5	53.8	147%
Digital Media & Consumer Products	14.7	14.7	100%
Financial Services	295.6	282.5	96%
Others	25.2	33.9	135%
Subtotal	563.5	573.9	102%
Eliminations & Corporate Items	(17.1)	(17.0)	—

Total	546.3	556.8	102%	770.0	138%

Internal use Assets	247.4	273.1	110%	425.0	156%
Leasing Assets	298.9	283.7	95%	345.0	122%

7. Consolidated Depreciation by Business Segment*5

	(Billions of yen)
	Fiscal 2009	Fiscal 2010		Fiscal 2011 (Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	37.7	35.5	94%
Power Systems	22.0	17.8	81%
Social Infrastructure & Industrial Systems	25.3	21.0	83%
Electronic Systems & Equipment	16.1	13.2	82%
Construction Machinery	39.1	35.2	90%
High Functional Materials & Components	78.5	68.8	88%
Automotive Systems	40.1	30.5	76%
Components & Devices	58.7	50.0	85%
Digital Media & Consumer Products	23.8	20.3	86%
Financial Services	65.2	58.8	90%
Others	32.8	27.1	83%
Subtotal	439.7	378.7	86%
Eliminations & Corporate Items	1.9	3.9	201%

Total	441.7	382.7	87%	392.0	102%

Internal use Assets	356.4	303.6	85%	316.0	104%
Leasing Assets	85.2	79.1	93%	76.0	96%

8. Consolidated R&D Expenditure by Business Segment*5

	(Billions of yen)
	Fiscal 2009	Fiscal 2010		Fiscal 2011 (Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	82.2	79.5	97%
Power Systems	17.6	16.4	93%
Social Infrastructure & Industrial Systems	19.9	21.5	108%
Electronic Systems & Equipment	44.1	45.1	102%
Construction Machinery	15.4	15.8	103%
High Functional Materials & Components	44.8	46.7	104%
Automotive Systems	42.3	49.4	117%
Components & Devices	65.2	69.9	107%
Digital Media & Consumer Products	18.7	23.8	127%
Financial Services	0.1	0.2	166%
Others	4.6	4.9	105%
Corporate Items	17.0	21.6	127%

Total	372.4	395.1	106%	420.0	106%

Percentage of revenues (%)	4.2	4.2	—	4.4	—

9. Consolidated Balance Sheets by Financial and Non-Financial Services*6

	(Billions of yen)
	As of March 31, 2011
	Manufacturing, Services and Others	Financial Services	Total*[7]
Current assets	4,302.1	940.0	4,900.0
Cash and cash equivalents	533.6	108.8	554.8
Trade receivables	1,770.8	483.4	2,090.9
Investments in leases	82.6	171.2	228.3
Current portion of financial assets transferred to consolidated securitization entities	58.2	125.3	183.5
Inventories	1,341.8	0.2	1,341.7
Others	514.9	50.9	500.6
Investments and advances	605.6	43.2	614.1
Property, plant and equipment	1,920.1	193.4	2,111.2
Financial assets transferred to consolidated securitization entities	—	304.1	304.1
Other assets	849.8	456.7	1,256.0

Total Assets	7,677.7	1,937.6	9,185.6

Current liabilities	3,505.8	926.8	4,088.8
Short-term debt and current portion of long-term debt	605.2	347.4	810.8
Current portion of non-recourse borrowings of consolidated securitization entities	21.8	169.0	190.8
Trade payables	1,182.3	224.7	1,257.1
Others	1,696.4	185.6	1,829.9
Long-term debt	886.5	484.3	1,300.3
Non-recourse borrowings of consolidated securitization entities	—	219.5	219.5
Other noncurrent liabilities	1,075.0	64.8	1,135.5

Total Liabilities	5,467.4	1,695.5	6,744.2

Total Hitachi, Ltd. stockholders’ equity	1,308.9	142.8	1,439.8
Noncontrolling interests	901.3	99.1	1,001.5

Total Equity	2,210.3	242.0	2,441.3

Total Liabilities and Equity	7,677.7	1,937.6	9,185.6

Interest-bearing debt*[3]	1,513.6	1,220.3	2,521.5
D/E ratio (including noncontrolling interests)*[3]	0.68	5.04	1.03
D/E ratio (including noncontrolling interests)*[4]	0.67	3.44	0.86

Total Hitachi, Ltd. stockholders’ equity ratio	17.0%	7.4%	15.7%

*7	Total Figures exclude intra-segment transactions.

10. Consolidated Statements of Operations by Financial and Non-Financial Services*6

	(Billions of yen)
	Fiscal 2010
	Manufacturing, Services and Others	Financial Services	Total*7
Revenues	9,112.6	372.9	9,315.8
Operating income	431.7	14.2	444.5
Income before income taxes	419.7	13.9	432.2
Net income attributable to Hitachi, Ltd.	236.3	4.2	238.8

11. Consolidated Statements of Cash Flows by Financial and Non-Financial Services*6

	(Billions of yen)
	Fiscal 2010
	Manufacturing, Services and Others	Financial Services	Total*[7]
Cash flows from operating activities	671.5	190.9	841.5
Cash flows from investing activities	(399.9)	126.9	(260.3)
Cash flows from financing activities	(255.3)	(434.2)	(584.1)
Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	—	12.0	12.0
Effect of exchange rate changes on cash and cash equivalents	(31.6)	(0.1)	(31.8)
Net decrease in cash and cash equivalents	(15.5)	(104.4)	(22.7)
Cash and cash equivalents at beginning of year	549.1	213.3	577.5
Cash and cash equivalents at end of year	533.6	108.8	554.8

12. Information & Telecommunication Systems

(1)  Revenues and Operating Income*8

	(Billions of yen)
	Fiscal 2009	Fiscal 2010		Fiscal 2011 (Forecast)
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2010	(D)	(D)/(B)
Revenues	1,705.5	1,652.0	97%	770.0	99%	1,700.0	103%
Software & Services	1,139.6	1,119.7	98%	530.0	102%	1,180.0	105%
Software	152.6	159.4	104%
Services	987.0	960.2	97%
Hardware	565.8	532.3	94%	240.0	94%	520.0	98%
Storage*[9]	194.4	184.9	95%
Servers*[10]	57.0	49.6	87%
PCs*[11]	28.9	29.5	102%
Telecommunication	141.4	135.6	96%
Others	144.1	132.5	92%
Operating income	94.5	98.6	104%	30.0	87%	110.0	112%
Software & Services	77.1	85.8	111%			94.0	110%
Hardware	17.3	12.7	73%			16.0	126%

*8	Figures for each product exclude intra-segment transactions.
*9	Figures for Storage include disk array subsystems, etc.
*10	Figures for Servers include general-purpose computers, UNIX servers, etc.
*11	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2)  Storage Solutions

	(Billions of yen)
	Fiscal 2009	Fiscal 2010		Fiscal 2011 (Forecast)
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2010	(D)	(D)/(B)
Revenues	304.0	322.0	106%	152.0	103%	330.0	102%

13. Hard Disk Drives*12*13

Period recorded for consolidated accounting purposes	Fiscal 2009	Fiscal 2010			Fiscal 2011
	(A)	Three months ended June 30			Three months ending June 30
		(B)	(C)	(C)/(A)	(D)(Preliminary)	(D)/(B)
Shipment Period	Jan. 2009 to Dec. 2009	Jan. 2010 to Mar. 2010	Jan. 2010 to Dec. 2010		Jan. 2011 to Mar. 2011
Revenues
Billions of yen	451.7	132.3	526.8	117%	115.4	87%
Millions of U.S. dollars	4,821	1,459	6,003	125%	1,402	96%
Operating income
Billions of yen	9.2	19.7	57.2	621%	6.6	34%
Millions of U.S. dollars	106	217	645	606%	80	37%
Shipments (thousand units)*[14]	91,400	26,500	113,800	124%	28,600	108%
Consumer and Commercial
2.5-inch	50,600	15,700	65,300	129%	15,800	101%
3.5-inch	31,700	7,800	34,000	107%	8,900	115%
Servers	5,500	1,500	7,400	135%	1,900	132%
Emerging	2,070	780	3,530	170%	970	123%
External HDD	1,550	800	3,460	224%	930	116%

*12	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ended March 31, 2011 include the operating results of Hitachi GST for the twelve months ended December 31, 2010.
*13	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*14	Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Progress of “2012 Mid-term Management Plan”

Tokyo, June 9, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced a progress of its management plan “2012 Mid-term Management Plan” to promote “Growth Driven by Social Innovation Business” & “Solid Financial Base”. Summary of progress are below.

Key Message of Today’s Announcement

(1)	Hitachi will achieve the original FY2012 targets (announced May 31, 2010) and realize the further growth despite the HDD business transfer.

(2)	Developed “New Globalization Plan” to accelerate the globalization as a strategic approach.

(3)	Investing on the Social Innovation Business over 1.7 trillion yen (FY2010-FY2012). 170.0 billion yen increased from original targets.

(4)	Launched “Hitachi Smart Transformation Project” to accelerate cost-structure reform.

(5)	Rebuild Hitachi group’s entire human capital platform to strengthen a global human capital management.

1. Progress Overview

(1) FY2010 Results, FY2011 Forecasts and FY2012 Targets

	FY2010 Results	FY2011 Forecasts*[1]	FY2012 Targets*[1]
Revenues	9,315.8 billion yen	9,500.0 billion yen	10 trillion yen
Operating income (ratio)	444.5 billion yen (4.8%)	400.0 billion yen (4.2%)	Over 5%
Net income attributable to Hitachi, Ltd.	238.8 billion yen	200.0 billion yen	Consistently generate at least 200 billion yen
D/E ratio*[2]	1.03 times	—	0.8 times or below
Total Hitachi, Ltd. Stockholders’ equity	15.7%	—	20%

*1 reflecting HDD business transfer

*2 including noncontrolling interests and liabilities associated with the consolidation of securitized entities.

2. Outlook of Overseas Revenue Ratio

(1) Aim to achieve an overseas revenue ratio of more than 50% in FY2012

(2) Personnel Organization

FY2010 Results
	Results as of March 31, 2011	Reflecting HDD business transfer	FY2012 Targets
Head count in Japan	216 k	215 k	215 k
Head count overseas (Overseas ratio)	145 k	107 k (33%)	120 k (36%)

Total Head count	362 k	322 k	335 k

3. Global Growth Strategy for Development of Social Innovation Business

(1) Targeted Value

a. Value created and shared with customers and partners

b. Value that lasts for future generations

c. Value based on our role and mission as a manufacturer

(2) Global Growth Strategy

a. Promote and expand glocalization (Strengthen project control center via local leadership)

<Developed “New Globalization Plan”>

- Designate 11 key regions and strengthen local project control centers.

11 key regions: Arab Republic of Egypt, Central and Eastern Europe, Federative of Republic of Brazil, Kingdom of Saudi Arabia, People’s Republic of China, Republic of India, Republic of Indonesia, Republic of South Africa, Republic of Turkey, Russia, Socialist Republic of Vietnam

	FY2010 results	FY2012 targets
Total revenue of 11 target regions	1.9 trillion yen	2.5 trillion yen

- Develop a six-part global framework; Americas, Europe, India, Southeast Asia, China and Japan.

b. Expand business opportunities in collaboration with partners

c. Expand new businesses leveraging Hitachi’s strengths

4. Focusing Business Resources and Strengthening the Business Structure

(1) Focusing Business Resources

a. Continue to conduct business portfolio realignment

b. Capex and strategic investments

-	Concentrate investments from FY2010 to FY2012

-	Total amount, including investment for Great East Japan Earthquake recovery and restoration: 1.6 trillion yen. Allocate approximately 70% to the Social Innovation Business

<Capex and strategic investment on the Social Innovation Business>

FY2010 results	FY2011 Forecasts	FY2012 Plan
220.0 billion yen	400.0 billion yen	480.0 billion yen

c. R&D Investments

-	Strategically allocate R&D investment

-	Total amount; 1.2 trillion yen. Allocate approximately 60% on the Social Innovation Business

<R&D investment on the Social Innovation Business>

FY2010 results	FY2011 Forecasts	FY2012 Plan
200.0 billion yen	230.0 billion yen	240.0 billion yen

d. Summary of Investment Plan (from FY2010 to FY2012)

Investment on the Social Innovation Business, over 1.7 trillion yen.

(2) Transform the Business Structure

a. Cost-structure reform

-	Transform cost structure to be cost competitive globally

-	Conduct company-wide project, while strengthening individual business by promoting the in-house company system

-	Launched “Hitachi Smart Transformation Project” [April, 2011]

<Expand centralized purchasing and global procurement>

	FY2009 results	FY2010 results	FY2012 Target
Centralized purchasing ratio	23%	28%	35%
Global procurement ratio	28%	36%	50%

b. Reinforce Financial Position

-	Raise net income attributable to Hitachi, Ltd. to strengthen total Hitachi, Ltd. stockholders’ equity

-	Reduce total assets and improve asset efficiency

-	Reduce interest-bearing debt by pooling funds

-	Continuously generate positive free cash flows

c. Global Human Capital

- Talent management to realize Hitachi’s targeted value

Realize global growth as “One Hitachi”.

- Rebuild Hitachi Group’s entire human capital platform

* Establish “Global Human Capital Division” [July 2011]

* Create a human capital database covering all Hitachi Group employees [By March 2012]

* Establish a global grading system for evaluating the job size and responsibility of managers and above [By March 2012]

d. Value Creation and CSR

Create both social and economic value at the same time. Contribute to the creation of a sustainable society.

5. FY2012 Targets Update

<Business Prospects>

(1) Power Systems Business

	FY2010 results	FY2012 targets	FY2015 plan
Revenue	813.2 billion yen	870.0 billion yen	1.1 trillion yen

(2) Information & Telecommunications Systems Business

	FY2010 results	FY2012 targets	FY2015 plan
Revenue	1.652 trillion yen	1.75 trillion yen	2.3 trillion yen

(3) Social Infrastructure & Industrial Systems Business and Rail Systems Business*3

	FY2010 results	FY2012 targets	FY2015 plan
Revenue	676.4 billion yen	800.0 billion yen	1.15 trillion yen

*3	Total revenues of Industrial & Social Infrastructure Systems Company and Rail Systems, Hitachi, Ltd., Hitachi Plant Technologies, Ltd. and Hitachi Industrial Equipment Systems Co., Ltd.

(4) Operating income ratio of Social Innovation Business

	FY2009 results	FY2010 results	FY2012 targets
Social Innovation Business	3.9%	5.1%	7.0%
Company-wide total	2.3%	4.8%	Over 5.0%

Toward Next Targets

(1)	Deepen global growth strategy

(2)	Focus business resource on the Social Innovation Business

(3)	Conduct continuous portfolio realignment

(4)	Strengthen financial base

(5)	Upgrade global human capital

Challenge to move forward into the new era. Respond to society’s needs through the Social Innovation Business.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

2012 Mid-term Management Plan

Progress and Prospects

June 9, 2011

Hiroaki Nakanishi

President

Hitachi, Ltd.

© Hitachi, Ltd. 2011. All rights reserved.

2012 Mid-term Management Plan

Progress and Prospects

Contents

1. Opening

2. Progress Overview

3. Global Growth Strategy for Social Innovation Business

4. Focusing Business Resources and Strengthening the Business Structure

5. FY2012 Targets Update

© Hitachi, Ltd. 2011. All rights reserved. 2

2012 Mid-term Management Plan

Progress and Prospects

Contents

1. Opening

2. Progress Overview

3. Global Growth Strategy for Social Innovation Business

4. Focusing Business Resources and Strengthening the Business Structure

5. FY2012 Targets Update

© Hitachi, Ltd. 2011. All rights reserved. 3

Assistance and Responses

1-1. for Recovery from the Great East Japan Earthquake

Support for disaster-affected areas

Restoration of infrastructure

Production resumption and electricity saving

Supplying materials and equipment to support relief and recovery efforts in the affected areas

Restoring damaged power systems, telecommunications systems, and water and sewage facilities Providing assistance at the Fukushima Daiichi nuclear power plant

Resumed production at affected Hitachi Group bases

Implementing group-wide measures to reduce electricity consumption

Establish a risk-resilient infrastructure to ensure business continuity

Leverage our own disaster experience to strengthen business continuity and fulfill our responsibility to the global supply chain

Strengthen global production framework

Secure facilities from seismic activity, production capacity and ensure energy for production Invest approx. Diversify risk and ensure multiple supply sources for components and ¥100 billion materials

Build a framework for increasing production to meet demand associated with relief and recovery efforts in Japan

© Hitachi, Ltd. 2011. All rights reserved. 4

Assistance and Responses

1-2. for Recovery from the Great East Japan Earthquake

Hitachi is doing its utmost to provide equipment and systems to help restore lifelines as well as regional communities and industries

Ensuring power supplies

Gas turbines Generators

Dispersed power source system

• Solar power generation and battery systems for homes

• Power supply facilities for factories, buildings and public facilities

• Large-scale distributed power sources (solar/wind)

Recovering living environment and industrial facilities Water purification and wastewater treatment facilities

Pumps and power distribution equipment Industrial compressors and construction machinery

Securing information and telecommunication infrastructure Cloud computing services Data center solutions Remote operation solutions BCM* solutions Disaster recovery solutions

*	Business Continuity Management

From recovery and restoration to new urban development suited for respective areas

© Hitachi, Ltd. 2011. All rights reserved. 5

Assistance and Responses

1-3. for Recovery from the Great East Japan Earthquake Values and needs changed by the earthquake

Safe, secure and active regional communities

Ensure urban functions and lifelines that are resilient to disasters Establish strong IT systems and telecommunications networks

Ensure power and accelerate diversification of power sources

Contribute to creation of sustainable social infrastructure Accelerate Social Innovation Business strategy execution Global Fusion Environment

Leverage Hitachi’s strengths to promote a global growth strategy

Adhere to

Focus business resources on the Social Innovation Business Basic Policy Strengthen the business structure to stabilize profitability

© Hitachi, Ltd. 2011. All rights reserved. 6

2012 Mid-term Management Plan

Progress and Prospects

Contents

1. Opening

2. Progress Overview

3. Global Growth Strategy for Social Innovation Business

4. Focusing Business Resources and Strengthening the Business Structure

5. FY 2012 Targets Update

© Hitachi, Ltd. 2011. All rights reserved. 7

2-1.Progress Overview [Financial Results]

Revenues

Operating income (ratio)

Net income (loss) attributable to Hitachi, Ltd.

D/E ratio*

Total Hitachi, Ltd.

Stockholders’ equity

FY2009

¥8,968.5 billion

(2.3%)

¥202.1 billion

(¥106.9 billion)

1.38 times

14.3%

FY2010

¥9,315.8 billion

(4.8%)

¥444.5 billion

¥238.8 billion

1.03 times

15.7%

* Including noncontrolling interests, and also including liabilities associated with the consolidation of securitized entities.

© Hitachi, Ltd. 2011. All rights reserved. 8

2-2.Progress Overview [FY2011 Forecasts]

Revenues

Operating income (ratio)

Net income attributable to Hitachi, Ltd.

FY2011 Forecasts*

¥9,500 billion

(4.2%)

¥400 billion

¥200 billion

Earthquake effects

Difficulties procuring electronic components and other materials

Condition of power utilities and automotive-related customers

Restoration expenses for some production facilities and other restoration

*	Includes impact of HDD business transfer.

Expect to see an impact from shortages of components and power supply in the first half Expect to see a full-scale recovery in part due to demand related to relief and recovery efforts in Japan in the second half

© Hitachi, Ltd. 2011. All rights reserved. 9

2-3.Progress Overview [FY2011 Forecasts by Business Segment]

(Billion yen)

Information & Telecommunication Systems

Power Systems

Social Infrastructure & Industrial Systems Electronic Systems & Equipment Construction Machinery High Functional Materials & Components Automotive Systems Components & Devices Digital Media & Consumer Products

Financial Services

Others

Eliminations & Corporate Items

Total

Revenues

1,700.0

810.0 1,170.0 1,160.0 870.0 1,460.0 800.0 630.0 950.0 360.0 930.0

(1,340.0)

9,500.0

YoY 103% 100% 101% 107% 116% 104% 103% 82% 100% 97% 121% -102%

Operating income 110.0

10.0

46.0

52.0

64.0

86.0

20.0

23.0

5.0

23.0

29.0

(68.0)

400.0

YoY +11.3 (12.0)

+6.0 +14.7 +14.8

+1.4

+1.5 (31.7)

(9.9)

+8.7

0.0 -(44.5)

© Hitachi, Ltd. 2011. All rights reserved. 10

2-4. Progress Overview [FY2012 Financial Targets]

Achieve mid-term plan targets

FY2012 Targets*1

Revenues

Operating income (ratio)

Net income attributable to Hitachi, Ltd.

D/E ratio*2

Total Hitachi, Ltd. stockholders’ equity

¥10,000 billion

Over 5%

Consistently generate at least ¥200 billion

0.8 times or below 20%

*1 Includes impact of HDD business transfer.

*2 Including noncontrolling interests, and also including liabilities associated with the consolidation of securitized entities. © Hitachi, Ltd. 2011. All rights reserved. 11

2-5. Progress Overview [Outlook for Overseas Revenue Ratio]

Aim to achieve an overseas revenue ratio of more than 50% in FY2012

Revenues by Region

Asia and Others

[14]

Japan

China [57] [13]

Overseas Europe revenue ratio

Emerging countries

[8] 43%

North America

[8]

[ ]: % ratio

Headcount FY2010 216k (215k*) 145k (107k*) [33%] 362k (322k*)

Asia and Others

[16]

Japan [54] China

Overseas [13] revenue ratio*

Emerging countries

46% Over 50%

Europe [9]

North America

[8]

*	Includes impact of HDD business transfer

FY2012 Japan 215k* Overseas [36%] 120k* Total 335k*

© Hitachi, Ltd. 2011. All rights reserved. 12

2012 Mid-term Management Plan

Progress and Prospects

Contents

1. Opening

2. Progress Overview

3. Global Growth Strategy for Social Innovation Business

4. Focusing Business Resources and Strengthening the Business Structure

5. FY2012 Targets Update

© Hitachi, Ltd. 2011. All rights reserved. 13

3-1. Social Innovation Business [Target Value]

Value created and shared with customers and partners

Develop products and services in demand from regional communities and markets Combine intellectual capital to contribute to society through businesses

Value that lasts for future generations

Offer products, services and system management that contribute to customers’ growth

Refine systems to meet changing needs

Value based on our role and mission as a manufacturer

Advanced technologies and MONOZUKURI (manufacturing) capabilities based on high ideals and vision

Trustworthiness and reliability of Hitachi

© Hitachi, Ltd. 2011. All rights reserved. 14

3-2. Social Innovation Business [Focused Business Areas]

Social Innovation Business

Industrial, Transportation and Urban Development Systems

Eco-cities Water treatment Construction Elevators and escalators

Cloud computing machinery

Green mobility Consulting Healthcare

Data centers Energy

Storage Smart grids (Thermal, nuclear, renewable)

Information and

Telecommunication Systems Power Systems Materials & Key Devices

© Hitachi, Ltd. 2011. All rights reserved. 15

3-3. Social Innovation Business [Group Value Chain]

Hitachi’s Social Innovation Business supported by materials and key devices

Industrial, Transportation and Urban Development Systems

Information and Telecommunication Systems

Power Systems

• Simulation designing technologies

• MONOZUKURI platforms

• Business cooperation

Key Devices Business

Power Motors Inverters Batteries devices

Collaboration with laboratories

Materials Business

Metals • Materials for power generation and distribution (Amorphous)

• Motor materials for public and industrial use (Rare-earth magnet)

Cables • Cables for high-speed trains and next-generation automobiles

• Antennas for next-generation mobile communications networks

• Materials for Lithium-ion batteries

Chemicals

• Materials for optical and wireless communications

© Hitachi, Ltd. 2011. All rights reserved. 16

3-4. Global Growth Strategy

(1)	Promote and expand glocalization

Strengthen project control center via local leadership

Rigorously develop a more market-centric approach through leadership by local companies

Grasp local values, standards and risks under local leadership

(2)	Expand business opportunities in collaboration with partners
(3)	Expand new businesses leveraging Hitachi’s strengths

© Hitachi, Ltd. 2011. All rights reserved. 17

3-5. Promote and Expand Glocalization

New Globalization Plan

Designate 11 key regions and strengthen local project control centers

Cultivate and expand markets in regions where Hitachi has already established a presence in power systems, construction machinery, air conditioning, etc.

Apply ¥1 trillion growth model from China business in other regions

Americas

11 key regions

• Indonesia

• Vietnam

• China

• India

• Saudi Arabia

• Brazil

• Turkey

• Central and Eastern Europe

• Russia

• South Africa

• Egypt

FY2010 FY2012 Revenues

1.9 2.5

(Trillion yen)

Develop the global framework comprised of 6 regions including Japan

Americas, Europe, India, Southeast Asia, China, Japan

Local leadership and coordination

Planning, government relations and engineering functions

Europe

China

Japan

India Southeast Asia

Expand and enhance corporate functions

Strengthen project finance

Enhance risk management functions Promote partnerships and alliances

© Hitachi, Ltd. 2011. All rights reserved. 18

3-6. Promote and Expand Glocalization

Market-centric approach through leadership by local companies

Elevator and escalator business

Expand business in growing markets (“Asian belt” zone)

Shanghai elevator research tower [Completed in Dec. 2010]

Japan China

China: Expand from coastal regions to Toward Turkey inland areas and North Africa)

Development India: Expand from northern collaboration region to southern coastal region

Southeast Asia, India,

Middle East Regional HQ in Asia [Made a regional HQ in Oct. 2010] Develop best products for the market based on collaborative development Strengthen regional HQ functions (China and Asia)

Strengthen local R&D functions

Conduct R&D closely tied to markets

Promote market-oriented technology development

China: Smart grids, Internet of Things, collaboration with Tsinghua University

U.S.: Storage systems, wireless communications, automotive systems

Europe: Advanced physics, power and railway systems

Asia: Software, water treatment, collaboration with Indian Institute of Technology and others

Automotive systems business

Businesses closely tied to regions, speedy management

[Regional HQs have been established in succession since Jan. 2011 and began full operations in April]

© Hitachi, Ltd. 2011. All rights reserved. 19

3-7. Promote and Expand Glocalization

Grasp local values, standards and risks under local leadership

Thermal power turbines and boilers India

Established business bases for thermal power

generating equipment

Joint ventures with Boilers [Aug. 2010] BGR Energy Systems Limited Turbines [Sept. 2010] Respond to demand in India

Coal-fired Thermal Power Market

China

10-Year Demand Forecast Others

70 GW/year India 10GW/year

Source: Hitachi estimate

Generators Pressure Turbines Factory Factory vessel fabrication

Rendering of turbine factory

Railway infrastructure U.K.

Move rolling stock manufacturing and maintenance business in U.K. into full gear

Leverage IEP* to promote local manufacturing, strengthen materials procurement and build supply chains

Rendering of base (Northeast England) [Planned to commence operations in 2015]

Construction machinery

–– Expand and enhance bases in growing markets ––Russia [Established manufacturing company in Apr. 2011]

Middle East, Northeast Africa

[Established local company in Apr. 2011]

Southeast Asia

[Invest to increase production] Rendering of Russian factory

*	Intercity Express Programme

© Hitachi, Ltd. 2011. All rights reserved. 20

3-8. Expand Business Opportunities in Collaboration with Partners

Smart city business

[Government organizations, electric transformation and distribution companies]

Sino-Singapore Tianjin Eco-City

Began receiving orders (HEMS* and storage batteries)

Rendering of Sino-Singapore Tianjin Eco-City

Dalian City (China)

Areas of recycling resources and low-carbon economy Waste water and reused water treatment, and home appliance recycling

Guangzhou Knowledge City (China)

Developing IT services business centered on a cloud-based IT platform

Smart grid project in Hawaii

*	Home Energy Management System

Hydroelectric power generation business

[Mitsubishi Electric and Mitsubishi Heavy Industries]

Aim to establish a world-leading position in adjustable speed pumped hydro

Business integration of hydroelectric power systems [Commence operations in Oct. 2011] Adjustable speed pumped storage runner

Industrial systems business

[Mayekawa Mfg. etc.]

Strategic partner cooperation to meet growing development of oil and gas Life cycle support (including maintenance) for compressor Brazil

[Agreement with

Mayekawa Mfg. in Mar. 2011]

Middle East

[Plan to establish a business base in

FY2011] Compressors

© Hitachi, Ltd. 2011. All rights reserved. 21

3-9. Expand New Businesses Leveraging Hitachi’s Strengths

Business growth by fusing of information and control technologies

– Create safe, reliable and comfortable social infrastructure –

Financial Next-generation Government institutions transportation High-performance, Green mobility systems next-generation city services

Intelligent Water Systems Renewable Smart energy Smart factories hospitals

Provide advanced IT platforms

Highly reliable cloud Storage and high data computing services volume processing

Security Green IT

Fusion of information and control technologies

Growth of storage solutions business

Record revenue in FY2010

(18% up YoY, US$ basis) Expand content management field

Strengthen consulting business

U.S.: Acquired Sierra Atlantic, Inc.

Strengthen global framework

(China, India, Spain, etc.)

Expand highly reliable cloud computing services

Apply to mission-critical enterprise systems Cloud services for engineering calculations

Promote smart city projects

© Hitachi, Ltd. 2011. All rights reserved. 22

3-10. Expand New Businesses Leveraging Hitachi’s Strengths

Contribute to environmental and resource needs through business

Water environment solutions business

Become the leading water business company

Active participation in water supply and sewage system construction project in Middle-East

Introduce Intelligent Water Systems in the Republic of Maldives

Maldives/Male Island Water business operation

Facility management in Male Island

Operational support for outlying islands

Enter water treatment market through cooperation Chengdu Xingrong Group [Collaboration agreement in Nov. 2010] Dongda Group, Dalian [Collaboration agreement in May 2011]

Industrial systems business

Highly efficient LNG plants to meet global fuel demand

Hitachi’s strengths in machinery and control technologies

(Collaboration with Toyo Engineering Corporation)

Basic design of medium-sized LNG plant in Australia [Received order in Mar. 2011]

Battery business

Long-lasting battery systems Industrial use Large-capacity and highly reliable Lithium-ion batteries Automobiles, Smartphones

Response to rare-earth shortage

Develop rare-earth free motors

Commercialize collection, dismantling and recycling technologies

© Hitachi, Ltd. 2011. All rights reserved. 23

3-11. Expand New Businesses Leveraging Hitachi's Strengths

HITACHI
Inspire the Next

Healthcare business that supports a healthy and safe society

Rendering of Hitachi Medical Systems (Suzhou) Corporation's new plant


Begin construction in Oct. 2011
Complete construction (planned) in Aug. 2012

MD Anderson Cancer Center, U.S.



Diagnosis

- Hitachi Medical Corporation:
  - Made Aloka Co., Ltd. a subsidiary
  - Construction of new plant in Suzhou, China
- Hitachi High-Technologies Corporation:
  - Clinical chemistry, immunodiagnostic, genetic analysis
  - Deepen and develop SCB*1 business with reagent manufacturers

Strengthen global competitiveness

Treatment

- Proton beam therapy system:
  - U.S.: MD Anderson Cancer Center and others
  - Japan: Hokkaido University

Contribute to advanced medical treatment

Fusion

Corporate Healthcare Group [Established in June 2011]

- Expand and diversify PET*2 support services business

Strengthen services business, nurture new business

Information, service and drug development

*1: System Collaboration Business
*2: Positron Emission Tomography

© Hitachi, Ltd. 2011. All rights reserved.
24

2012 Mid-term Management Plan

Progress and Prospects

Contents

1. Opening

2. Progress Overview

3. Global Growth Strategy for Social Innovation Business

4. Focusing Business Resources and Strengthening the Business Structure

5. FY2012 Targets Update

© Hitachi, Ltd. 2011. All rights reserved. 25

4-1. Focusing Business Resources [Portfolio Realignment]

HITACHI
Inspire the Next

Continue consolidation and M&A strategy

Strengthening initiatives

- **2010/10** Hitachi Software Engineering and Hitachi Systems & Services merged (Formation of Hitachi Solutions)
- **2010/12** Hitachi Consulting made Sierra Atlantic a subsidiary
- **2010/12** Hitachi Medical Corporation made Aloka a subsidiary
- **2011/4** Hitachi Transport System made Vantec a subsidiary
- **2011/10** Agreement to integrate hydroelectric power generation business with the Mitsubishi Group
- **2011/10** Planned merger of Hitachi Electronics Services and Hitachi Information Systems

Actively promote M&As to expand business.

Rebuilding initiatives

- **2010/4** Integrated business operations at Renesas Technology and NEC Electronics
- **2010/6** Integrated mobile phone business with NEC
- **2010/6** Transfer of IPS Alpha Technology
- **2011/3** Agreed to transfer HDD business to Western Digital
- **2011/4** Restructured home appliance sales business

Enhance management efficiency. Strengthen group governance.

Selection and concentration. Ongoing portfolio realignment.

FY2010 → FY2011

© Hitachi, Ltd. 2011. All rights reserved.
26

4-2. Focusing Business Resources [Capex and Strategic Investments]

Continue to concentrate investment on the Social Innovation Business

(1)	Concentrate investments from FY2010 to FY2012

Total amount, including investment for rebuilding and recovery assistance following earthquake: ¥1.6 trillion Allocate approximately 70% to the Social Innovation Business

Promote M&As

Investment on the Social Innovation Business

(Billion yen) 480.0 400.0

220.0

FY2010 FY2011 FY2012 Results Forecast Plan

Investment Examples:

Major Investments

Information &

Telecommunication Strengthen consulting business and storage solution business

Systems

Established Indian joint venture, increase and strengthen overseas service bases, Power Systems increase production of power semiconductors Social Infrastructure U.K. rolling stock plant, water business investment, strengthen healthcare business,

& Industrial Systems ramping up production of elevators and escalators and construction machinery

Restored production bases, increase and strengthen ability to meet demand associated Disaster recovery with restoration and rebuilding efforts in Japan and BCP* Bolster IT network, including data centers, enhance earthquake-resistance

*	Business Continuity Plan © Hitachi, Ltd. 2011. All rights reserved. 27

4-3. Focusing Business Resources [R&D Investments]

Continue to concentrate investment on the Social Innovation Business

(2)	Strategically allocate R&D investment

Total amount: ¥1.2 trillion

Allocate approx. 60% of total amount on the Social Innovation Business Achievements in Green Research (IT, mobility, smart grids, etc.)

Reorganized Japan labs,

conduct R&D closely tied to markets

Examples of main R&D activities:

Global Regional R&D for

Social Innovation Business

Information platforms for Fusion social infrastructure

Environment New electronics research

Efficient design based on Core and platform analysis technology

Investment on the Social Innovation Business

(Billion yen)

230.0 240.0

200.0

FY2010 FY2011 FY2012 Results Forecast Plan

North America: Storage systems China: Smart grids and medical imaging

Large capacity, real time, highly reliable, knowledge extraction Green mobility (Railways, electric drive systems)

Energy conservation (Eco data centers)

Utilization of super computers, strengthening of analysis technologies

© Hitachi, Ltd. 2011. All rights reserved. 28

4-4. Focusing Business Resources [Summary of Investment Plan]

HITACHI
Inspire the Next

Investment on the Social Innovation Business, Over ¥1.7 trillion

Capex and Strategic Investments

¥1.1 trillion (FY2010–FY2012)


Expand and upgrade overseas bases
Increase production to respond to demand associated with recovery and restoration, strengthen business continuity
Billion yen
500
400
300
200
100
0
218%
220.0
480.0
Information & Telecommunication Systems
Power Systems
Social Infrastructure & Industrial Systems
Construction Machinery
High Functional Materials & Components
FY2010
FY2012

R&D Investment

¥670 billion (FY2010–FY2012)


Conduct regional R&D closely tied to markets
Information platforms for social infrastructure
Materials and electronics platforms
Billion yen
300
200
100
0
120%
200.0
240.0
Platforms
Information & Telecommunication Systems
Power Systems
Social Infrastructure & Industrial Systems
Construction Machinery
High Functional Materials & Components
FY2010
FY2012

© Hitachi, Ltd. 2011. All rights reserved.

29

4-5. Strengthening the Business Structure [Cost Structure Reform]

Transform cost structure to be cost competitive globally

Conduct company-wide project, while strengthening individual business by promoting the in-house company system

Launched “Hitachi Smart Transformation Project”

(Appointed CTrO*, established Smart Transformation Office) [Apr. 2011]

Optimally locate and consolidate production bases, re-evaluate in-house vs. external production

Expand centralized purchasing and global procurement, replace materials

FY2009 FY2010 FY2012 Target

Centralized purchasing ratio 23% 28% 35% Global procurement ratio 28% 36% 50%

Improve operational efficiency, reduce indirect material costs and IT standardization

*	Chief Transformation Officer

© Hitachi, Ltd. 2011. All rights reserved. 30

4-6. Strengthening the Business Structure [Reinforce Financial Position]

Improve profitability

Expand strong products

to improve operating income ratio

Strengthen cost competitiveness

via “Hitachi Smart Transformation Project”

Consistently generate

net income attributable to

Hitachi, Ltd. of at least

200 billion yen

Strengthen financial position

Raise net income attributable to Hitachi, Ltd. to strengthen total Hitachi, Ltd. stockholders’ equity

Reduce total assets, D/E ratio*: 0.8 times or below improve asset efficiency

Total Hitachi, Ltd. stockholders’ Reduce interest-bearing debt by pooling funds equity ratio: 20% Continuously generate positive free cash flows

*Including noncontrolling interests

© Hitachi, Ltd. 2011. All rights reserved. 31

4-7. Strengthening the Business Structure [Global Human Capital]

Talent management to realize Hitachi’s targeted value

Realize global growth as “One Hitachi”

Recruitment

Recruit human capital to compete globally

Recruit employees who will be involved in global projects [60% of new employees]*

Strengthen recruiting in 11 target regions

Deployment

Optimally deploying human capital on a global basis

Provide young employees with overseas experiences [2,000 people over 2 years]

Accelerate appointment of local employees to top positions

Compensation

Establish global compensation and evaluation standards

Create global career paths

Evaluation using a global job grading system

Development

Continuously develop global human capital

Comprehensive revision of management development program [3,600 recipients (2 times YoY)] Implement development programs for senior managers in strategic regions (Singapore and China)

Rebuild Hitachi Group’s entire human capital platform

Establish “Global Human Capital Division” [July 2011]

Create a human capital database covering all Hitachi Group employees [By March 2012] Establish a global grading system for evaluating the job size and responsibility of managers and above [By March 2012]

*	University and technical college graduates employed by Hitachi, Ltd.

© Hitachi, Ltd. 2011. All rights reserved. 32

4-8. Strengthening the Business Structure [Value Creation and CSR]

Realize Hitachi Target Value

Value created and shared with customers and partners Value that lasts for future generations Value based on our role and mission as a manufacturer

Create both social and economic value at the same time. Contribute to the creation of a sustainable society.

Contribution to Environment (Targets by FY2025)

Help reduce annual CO2 emissions by 100 million tons Make all Hitachi Group products Eco-Products * Help preserve the ecosystem (Biodiversity)

Contribute to regional communities

Develop young leaders in Asia

Greenification, environmental conservation activities, etc.

Science education, IT education, environmental education

*	Products that meet certain standards under the Assessment for DfE (Design for Environment) system

© Hitachi, Ltd. 2011. All rights reserved. 33

2012 Mid-term Management Plan

Progress and Prospects

Contents

1. Opening

2. Progress Overview

3. Global Growth Strategy for Social Innovation Business

4. Focusing Business Resources and Strengthening the Business Structure

5. FY2012 Targets Update

© Hitachi, Ltd. 2011. All rights reserved. 34

5-1. FY2012 Targets Update [Business Prospects: Power Systems]

Market Trends

Business field Japan Overseas Needs

• With some exceptions, maintaining nuclear power Enhance safety Nuclear Power Low visibility

• Healthy demand over the medium and long term

Low Thermal Power Strong demand Healthy demand Environmental impact

• Expanding demand

Renewable Energy • Needs for dispersed power source Healthy demand Power stabilization

Nuclear power

Support countermeasures at Fukushima, ensure safety measures

Respond to nuclear power needs in Japan, promote overseas business

Thermal power

Quickly restore damaged or idle thermal power plants in Japan, support resumption of operations, supply emergency power

Accelerate global business(Super critical thermal power generation, gas turbines, environmental systems, services)

Stabilize power grid with renewable energy

Provide total solutions from electricity generation to stable power supply systems

(Wind, solar, hydroelectric, power distribution, storage, micro grids, etc.)

© Hitachi, Ltd. 2011. All rights reserved. 35

5-2. FY2012 Targets Update [Business Prospects: By Businesses]

Social, Industrial and Transportation Systems—Business Plan

Overseas revenue ratio 46%

22% 29% Revenues

(Billion yen) 1,150.0

1,000

800.0

676.4

500 Total of

• Industrial & Social Infrastructure Systems Company

• Rail Systems Company

• Hitachi Plant Technologies

• Hitachi Industrial Equipment Systems

0 FY2010 FY2012 FY2015 Results Target Plan

© Hitachi, Ltd. 2011. All rights reserved. 36

Power Systems—Business Plan

Overseas revenue ratio 50% 45% 39%

Revenues (Billion yen)

1,100.0

1,000

870.0 813.2

500

0

FY2010 FY2012 FY2015 Results Target Plan

Information & Telecommunication Systems—Business Plan

Overseas revenue ratio

35% 24% 25% Revenues (Billion yen) 2,300.0

2,000 1,750.0 1,652.0

1,000

0

FY2010 FY2012 FY2015 Results Target Plan

5-3. FY2012 Targets Update [Position Chart by Segment]

FY2010 Actual

Operating income Circle size indicates revenue size Information &

(Billion yen) Telecommunication Systems 100 Social Infrastructure & High Functional Industrial Systems Materials & Power Financial Digital Media & Components Systems Services Consumer Products Construction Machinery Components & Devices

All segments Electronics Systems 5.0 Operating income ratio (%) become Automotive Systems

& Equipment

profitable

[Operating income ratio]

% Social Innovation Business 10 Target of 7%

5	Target of

4.8

over 5% Company-wide

2.3 total 0

FY2009 FY2010 FY2012

FY2012 Target

Information &

Arrows point to FY2015 targets Telecommunication

Systems

High Functional Materials & 100 Automotive Systems Components Social Infrastructure & Digital Media & Power Industrial Systems

Consumer Products Construction Systems Electronics Systems

& Equipment Machinery Financial Services

5.0 Operating income ratio (%)

© Hitachi, Ltd. 2011. All rights reserved. 37

5-4. FY2012 Targets Update

Achieve Mid-term plan Targets

Revenues

Operating income (ratio)

Net income attributable to Hitachi, Ltd.

D/E ratio*2

Total Hitachi, Ltd. stockholders’ equity ratio

FY2011 Forecasts*1

¥9,500 billion

(4.2%) ¥400 billion

¥200 billion

FY2012 Targets*1

¥10,000 billion

Over 5%

Consistently generate at least ¥200 billion

0.8 times or below

20%

*1 Includes impact of HDD business transfer.

*2 Including noncontrolling interests, and also including liabilities associated with the consolidation of securitized entities.

© Hitachi, Ltd. 2011. All rights reserved. 38

5-5. FY2012 Targets Update

Toward Next Targets

Deepen global growth strategy

Focus business resources on the Social Innovation Business

Conduct continuous portfolio realignment

Strengthen financial base

Upgrade global human capital

Global Fusion Environment

Challenge to move forward into the new era.

Respond to society’s needs through the Social Innovation Business.

39

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

• economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors; • exchange rate fluctuations of the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro; • uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; • uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds; • the potential for significant losses on Hitachi’s investments in equity method affiliates; • increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments; • uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products; • rapid technological innovation; • the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales; • fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins or shortages of materials, parts and components; • fluctuations in product demand and industry capacity; • uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components; • uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business; • uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures; • general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations; • uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; • uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies; • uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties; • the possibility of incurring expenses resulting from any defects in products or services of Hitachi; • the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011; • uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers; • uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit related costs; and • uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

© Hitachi, Ltd. 2011. All rights reserved. 40

Hitachi Inspire the next